Mail Stop 4561

August 26, 2008

VIA USMAIL and FAX (954) 364 - 7276

Mr. Michael Hlavsa
Chief Financial Officer
Fund.Com, Inc.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: Fund.Com, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File Nos. 333-128415**

Dear Mr. Michael Hlavsa:

    We have reviewed your response letter dated August 21, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

<u>FORM 10-KSB/A FILED ON AUGUST 21, 2008</u>

<u>General</u>

1.   We note your attorney has acknowledged the following on your behalf.   However, this acknowledgement must be provided by the company directly.   Please provide, in writing a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A – Controls And Procedures

2.   We note that in your amended 10-KSB your management has again concluded that
disclosure controls and procedures were effective as of the end of the fiscal year. In our
letter dated July 21, 2008, we asked you to consider whether management's failure to
provide its report on internal control over financial reporting impacts its conclusion
regarding the effectiveness of your disclosure controls and procedures as of the end of the
fiscal year. Please tell us the factors you considered and highlight for us those factors
that supported your conclusion. In particular, please explain how you considered the
definition of disclosure controls and procedures provided in Rule 13a-15(e), which
indicates that effective controls and procedures would ensure that information required to
be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the
time periods specified in the Commission's rules and forms. In addition, as discussed in
Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your annual
report materially deficient and also rendered the company not timely or current in its
Exchange Act Reporting. In light of these facts, please explain how you could conclude
that disclosure controls and procedures were effective. Alternatively, please further
amend the 10-KSB to disclose management's revised conclusion on the effectiveness of
your disclosure controls and procedures, i.e., that DC&P were not effective as of the end
of the fiscal year.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have
questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief